                                                      Exhibit 18



January 29, 1998

Mr. Arthur W. Huge
Senior Vice President & Chief Financial Officer
The LTV Corporation
200 Public Square
Cleveland, Ohio 44115

Dear Art:

  The "Summary of Significant Accounting Policies" note of Notes to the Consolidated Financial Statements of The LTV Corporation included in its Form 10-K for the year ended December 31, 1997, describes a change in the method of accounting for start-up costs from deferral to expensing start-up costs as incurred. You have advised us that you believe that the change is to a preferable method in your circumstances because such method presents a more accurate reflection of assets and is an accepted industry practice.

   While there are no authoritative criteria for determining a "preferable" accounting method for start-up costs, we are aware that the Accounting Standards Executive Committee has approved a proposed Statement of Position (subject to review of the Financial Accounting Standards Board) which would require that companies expense all start-up costs as they are incurred. We conclude that the change in the method of accounting for start-up costs from deferral to expensing start-up costs as incurred is a change to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.

                                        Very truly yours,

                                        /s/ Ernst & Young LLP